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                          June 11, 2020

       David J. Woodhouse
       Chief Executive Officer
       NGM Biopharmaceuticals, Inc.
       101 California Street, 5th Floor
       San Francisco, California 94111

                                                        Re: NGM
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238991

       Dear Dr. Woodhouse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 5517237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences